Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated March 7, 2014

Deutsche Bank announced on February 9, 2012 the suspension of any further issuance of the PowerShares DB Commodity ETNs. The DB PowerShares Commodity
ETNs will continue to be listed and traded on NYSE Arca. Separately, Deutsche
Bank announced that, effective after the close of trading on February 16, 2012, there would be a change in the underlying index to the PowerShares DB Commodity
Double Long Exchange Traded Note and the PowerShares DB Commodity Long Exchange
Traded Note. Please see the press release filed by Deutsche Bank with the SEC on February 9, 2012 for additional information.

The PowerShares DB Commodity Double Long Exchange Traded Note (Symbol: DYY),
PowerShares DB Commodity Long Exchange Traded Note (Symbol: DPU), PowerShares
DB Commodity Short Exchange Traded Note (Symbol: DDP) and PowerShares DB
Commodity Double Short Exchange Traded Note (Symbol: DEE) (collectively, the
"PowerShares DB Commodity ETNs") provide investors a way to take a long, short or leveraged view on the performance of a broad-based commodity index.

All of the PowerShares DB Commodity ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index[]. The Long and Double Long ETNs are
based on the Optimum Yield[] version of the Index. The Short and Double Short
ETNs are based on the standard version of the Index. Each index is intended to track the long or short performance of the underlying futures contracts relating to six commodities: wheat, corn, light sweet crude oil, heating oil, gold and aluminum.

Investors can buy and sell PowerShares DB Commodity ETNs at market price on the
NYSE Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. Investors may offer PowerShares DB Commodity ETNs in blocks of no less than 5,000 securities and integral multiples of 5,000 securities thereafter for purchase, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

Fact Sheet Prospectus Download Historical Repurchase Value

Financial Details
                                    DYY         DPU         DDP
                                    3/6/2014    3/6/2014    3/6/2014
Last Update
                                    3:25 PM EST 3:44 PM EST 12:51 PM EST
Price                               7.17        13.26       23.00
Indicative Intra-day Value          7.87        16.43       31.10
Last End of Day Repurchase Value(1) 7.8109      16.3679     31.2183
Last Date for End of Day Value      3/5/2014    3/5/2014    3/5/2014

DEE
3/6/2014

12:00 AM EST
26.66
29.89
30.1263
3/5/2014
                                          ETN  and  Index History(%) PowerShares
DB Commodity ETN  and
Index Data ETN
As of 12/31/2013 1 Year 3 Year 5 Year 10 Year Inception

Ticker Symbols

Commodity Double Long	DYY
Commodity Long	DPU
Commodity Short	DDP
Commodity Double Short	DEE

Intraday Indicative Value Symbols

Commodity Double Long	DYYIV
Commodity Long	DPUIV
Commodity Short	DDPIV
Commodity Double Short	DEEIV

CUSIP Symbols

Commodity Double Long	25154H475
Commodity Long	25154H459
Commodity Short	25154H467
Commodity Double Short	25154H483

Details

ETN price at listing	$25.00
Inception date	4/28/08
Maturity date	4/1/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Index symbol:	
DB Liquid Commodity Index-Optimum Yield™	DBLCOYER
DB Liquid Commodity Index™	DBLCMACL

Issuer

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Potential lack of liquidity

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

ETN Repurchase Value[1]					
Commodity Double Long	-18.53	-9.40	2.68	-	-18.60
Commodity Long	-9.69	-3.70	2.81	-	-7.26
Commodity Short	8.55	-0.25	-6.24	-	4.25
Commodity Double Short	17.37	-2.67	-14.77	-	3.90
ETN Market Price[2]					
Commodity Double Long	-24.97	-11.79	1.82	-	-19.19
Commodity Long	-32.75	-13.02	-2.86	-	-11.59
Commodity Short	-31.15	-13.75	-14.30	-	-3.41
Commodity Double Short	23.81	-1.14	-14.35	-	4.53
Index History					
Deutsche Bank Liquid Commodity Index-Optimum Yield	-9.06	-3.04	3.48	-	-6.77
Deutsche Bank Liquid Commodity Index	-9.59	-3.41	2.20	-	-9.71
Comparative Indexes[3]					
S&P 500 Index	32.39	16.18	17.94	-	7.52
Barclays U.S. Aggregate	-2.02	3.26	4.44	-	4.55

Long Index Weights
As of 3/5/2014

Commodity	Contract Expiry Date	Weight (%)
Aluminium	10/15/2014	11.71
Corn	12/12/2014	11.28
Gold	4/28/2014	6.08
Gold	5/28/2014	4.05
Heating Oil	4/30/2014	8.10
Heating Oil	3/31/2014	12.15
Light Crude	6/20/2014	36.06
Wheat	7/14/2014	3.52
Wheat (Kansas Wheat)	7/14/2014	3.63
Wheat-Mineapolis Wht	9/12/2014	3.42

Short Index Weights
As of 3/5/2014

Commodity	Contract Expiry Date	Weight (%)
Aluminium	12/17/2014	11.60
Corn	12/12/2014	11.28
Gold	12/29/2014	9.87
Heating Oil	4/30/2014	4.12
Heating Oil	3/31/2014	16.46
Light Crude	4/22/2014	7.25
Light Crude	3/20/2014	28.98
Wheat	12/12/2014	10.44

Source: Invesco PowerShares, Bloomberg L.P.

[1]ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Commodity ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index (DBLCI) is Jan. 12, 2004. The inception date of the Index's Optimum Yield version is May 24, 2006. ETN repurchase value is based on a combination of the monthly returns from the relevant commodity index plus the monthly returns from the DB 3-

Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Commodity ETNs, less the investor fee. The Long and Double Long ETNs are based on the Deutsche Bank Liquid Commodity Index
--Optimum Yield[], and the Short and Double Short Commodity ETNs are based on the standard version of the Deutsche Bank Liquid Commodity Index (the
"Commodity Indexes"). The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

(2)ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

(3)The S and P 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index[] is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market.
Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations
The PowerShares DB Commodity ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly.
Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested)
is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Commodity ETNs are senior unsecured obligations of Deutsche
Bank AG, London Branch, and the amount due on the PowerShares DB Commodity ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The
PowerShares DB Commodity ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the
PowerShares DB Commodity ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses.
Investing in the PowerShares DB Commodity ETNs is not equivalent to a direct investment in the Index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB
Commodity ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Commodity ETNs is zero, your investment will expire worthless. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the
PowerShares DB Commodity ETNs. Sales in the secondary market may result in losses. An investment in

the PowerShares DB Commodity ETNs may not be suitable for all investors.

The PowerShares DB Commodity ETNs provide concentrated exposure to notional positions in commodity futures contracts. The market value of the PowerShares
DB Commodity ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The PowerShares DB Commodity Double Long ETN and PowerShares DB Commodity
Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the PowerShares DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk
Factors" in the applicable pricing supplement.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.